Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES HIGH GRADE URANIUM INTERSECTIONS

AT THE PHOENIX DEPOSIT

Toronto, ON – February 26, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to provide an update on uranium exploration activities at several properties in the Athabasca Basin in northern Saskatchewan. Highlights of the program include high grade intersections at Zone A of the Phoenix deposit, including 29.6% eU3O8 over 6.5 metres in WR-548. Phoenix is located on the Wheeler River property which lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Wheeler River

To date, 13 of a planned 28 drill holes have been completed in the Wheeler River winter exploration drilling program. Two drills are being utilized; one has been at Phoenix Zone A, and the other has been at an exploration target area known as the K Zone. Targets at the Phoenix deposit are extensions of higher grade portions of Zone A that were previously modelled as lower grade (the lower grade shell). Four of eight drill holes completed at Phoenix Zone A (WR-539, WR-545, WR-548 and WR-550) have successfully intersected high grade mineralization, expanding the higher grade mineralization shell. The other four holes intersected lower grade uranium mineralization. Table 1 lists the Phoenix Zone A intersections returned to date. As the drill holes are vertical and the mineralization is roughly horizontal, the intersection lengths are equal to the true thickness. Figure 1 shows the drill hole locations.

Table 1 – Phoenix A Deposit Higher Grade Extension Drilling Results

Hole-ID	From (m)	To (m)	Length (m)	eU3O8[1] (%)
WR-548[2]	407.9	414.4	6.50	29.61
WR-550[2]	407.3	412.0	4.70	18.37
WR-545[2]	403.3	406.4	3.10	16.98
WR-539[2]	401.6	405.1	3.50	11.63
WR-546[2]	406.3	407.4	1.10	7.91
WR-538[3]	392.4	397.5	5.10	2.14
and	403.8	407.1	3.30	0.87
and	408.2	409.6	1.40	1.36
and	426.4	428.5	2.10	0.11
WR-541[3]	397.6	408.2	10.60	0.22
WR-543[3]	411.4	412.9	1.50	0.14

Notes:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe

  2. Composited above a cutoff grade of 1.0% eU3O8

  3. Composited above a cutoff grade of 0.05% eU3O8

Drilling at the south and central portions of the K Zone is now complete. Denison is encouraged with the results even though no significant mineralization has been intersected. The drilling did intersect significant sandstone and basement alteration in three of seven wide spaced drill holes, which will likely warrant follow-up drilling.

Other target areas remaining for the Winter 2014 program at Wheeler River include the 489 zone, Phoenix North, K North, and two high priority DC-resistivity low anomalies.

Hatchet Lake

A 2,030 metre, 10 hole program of diamond drilling was completed at Hatchet Lake. No significant mineralization was intersected, although some zones of weakly elevated radioactivity were observed near the unconformity in the drill core. Denison will evaluate the pending geochemistry data before planning the next exploration programs at Hatchet Lake.

Moore Lake

At Moore Lake, a 4,100 metre, 10 hole diamond drilling program is now complete. No significant mineralization was intersected during the program. A program of geophysics (electromagnetic and DC-resistivity surveying) will also be completed this winter to aid in the selection of drill targets for future exploration programs.

Park Creek

Diamond drilling at Park Creek has begun. Four of eight planned drill holes (~2,400 metres) have been completed. All holes are targeting the regional scale Bird Lake fault zone. All four holes have intersected major fault structures near the unconformity, but no significant mineralization has been observed. The program is expected to wrap up in early March.

Bell Lake

At Bell Lake, one of nine planned drill holes (~5,000 metres) has been completed. The first hole targeted new electromagnetic conductor targets at the Bell North grid. Weakly elevated radioactivity was observed at the unconformity associated with faulted graphitic pelitic gneiss. Drilling will continue through the middle of March.

Waterbury Lake

A 2,700 metre, eight hole drilling program will begin at Waterbury Lake in early March. Targets are geophysical anomalies and extensions of previous mineralized intersections within the Discovery Bay corridor along strike of the J Zone uranium deposit.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 13, 2013 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, Mali, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia and the conventional uranium, silver and copper Falea project in Mali, an approximate 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Steve Blower	(604) 689 – 7842
Vice President, Exploration

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
PHOENIX A URANIUM DEPOSIT
WHEELER RIVER PROPERTY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval. * See news release for multiple intervals.
• Intersections from 2014 winter drill program using downhole probe equivalent grade.
• Grade x Thickness contours based on results to hole WR-550 of the 2014 winter program.
• To accompany press release dated Feb 26th, 2014
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
WR-545
16.98%eU$_3$O$_8$/3.1m
WR-541
0.22%eU$_3$O$_8$/10.6m
WR-539
11.63%eU$_3$O$_8$/3.5m
WR-548
29.61%eU$_3$O$_8$/6.5m
WR-538*
2.14%eU$_3$O$_8$/5.1m
WR-543
0.14%eU$_3$O$_8$/1.5m
WR-546
7.91%eU$_3$O$_8$/1.1m
WR-550
18.37%eU$_3$O$_8$/4.7m
PHOENIX A
L600N
L550N
L500N
L450N
L400N
0
200m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U$_3$O$_8$(%eU$_3$O$_8$)*m)